Filed Pursuant to Rule 433

Registration No. 333-249475

Ameren Corporation

Pricing Term Sheet

November 15, 2021

Issue:	1.95% Senior Notes due 2027 (the “Notes”)
Principal Amount:	$500,000,000
Coupon (Interest Rate):	1.95% per annum
Maturity Date:	March 15, 2027
Benchmark Treasury:	1.125% due October 31, 2026
Benchmark Treasury Price:	99–12 ¼
Benchmark Treasury Yield:	1.254%
Spread to Benchmark Treasury:	+70 basis points
Re-offer Yield:	1.954%
Offering Price (Issue Price):	99.981% of the principal amount
Interest Payment Dates:	March 15 and September 15, commencing March 15, 2022
Optional Redemption:	Prior to February 15, 2027 (the “Par Call Date”), at any time at the greater of (1) 100% of the principal amount or (2) the sum of the present values of the remaining scheduled payments of principal and interest that would be payable on any Notes to be redeemed if such Notes matured on the Par Call Date discounted at the Adjusted Treasury Rate plus 12.5 basis points, in each case plus accrued and unpaid interest, and on or after the Par Call Date, at any time at 100% of the principal amount plus accrued and unpaid interest
Expected Ratings (Moody’s/S&P)*:	Baa1 (stable) / BBB (stable)
Trade Date:	November 15, 2021
Settlement Date:	November 18, 2021 (T+3)**
CUSIP / ISIN:	023608 AL6 / US023608AL60
Joint Book-Running Managers:	Goldman Sachs & Co. LLC Mizuho Securities USA LLC Morgan Stanley & Co. LLC TD Securities (USA) LLC
Co-Managers:	KeyBanc Capital Markets Inc. Drexel Hamilton, LLC Mischler Financial Group, Inc. R. Seelaus & Co., LLC

The term “Adjusted Treasury Rate” has the meaning ascribed to that term in the Issuer’s Preliminary Prospectus Supplement, dated November 15, 2021.

*A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

**It is expected that delivery of the Notes will be made against payment for the Notes on or about the Settlement Date specified above, which will be the third business day following the date hereof. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than two business days prior to the scheduled settlement date will be required, by virtue of the fact that the Notes initially are expected to settle in T+3, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman Sachs & Co. LLC toll-free at 1-866-471-2526, Mizuho Securities USA LLC toll-free at 1-866-271-7403, Morgan Stanley & Co. LLC toll-free at 1-866-718-1649 or TD Securities (USA) LLC toll-free at 1-855-495-9846.